LORD ABBETT TRUST I

90 Hudson Street

Jersey City, NJ 07302

April 21, 2023

VIA EDGAR

Mr. Scott Lee

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Lord Abbett Trust I (the “Trust”) File Nos. 333-60304 and 811-10371

Dear Mr. Lee:

Reference is made to Post-Effective Amendment No. 55 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed on February 2, 2023 with the U.S. Securities and Exchange Commission (the “Commission”) via EDGAR pursuant to Rule 485(a) under the Securities Act of 1933, as amended.1

This letter responds to comments you provided during a telephone call on March 17, 2023 at approximately 3:00 p.m. with Victoria Zozulya and Patrick Ma of Lord, Abbett & Co. LLC (“Lord Abbett”), the investment adviser to the Trust, and Pamela Chen and Ellen Liew of Kirkland & Ellis LLP, counsel to Lord Abbett, regarding the Registration Statement. Your comments with respect to Lord Abbett Investment Grade Floating Rate Fund (the “Fund”), and the Trust’s responses thereto, are summarized below. A Post-Effective Amendment to the Registration Statement will be filed for the Fund and will reflect changes made in response to your comments. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.

Part A – General

1. Please respond to all comments in a letter filed as correspondence via EDGAR at least five business days before the next filing for the Fund that contains the Fund’s Prospectus and SAI. We remind you that the Fund and its management are responsible for the accuracy and adequacy of the disclosure in the Registration Statement notwithstanding any review or comment by the Commission, and that the Commission may have additional comments on the Registration Statement. Please note that comments made with respect to one part of the Registration Statement also apply to other parts of the Registration Statement with similar disclosure.

[1]	Accession No. 0000930413-23-000269.

Response: Our responses to all comments are included in this letter, which is being filed as correspondence via EDGAR. We acknowledge that the Fund and its management are responsible for the accuracy and adequacy of the disclosure in the Registration Statement notwithstanding any review or comment by the Commission, and that the Commission may have additional comments on the Registration Statement. Any changes made to one part of the Registration Statement in response to staff comments have been applied to all other parts of the Registration Statement as applicable with similar disclosure.

Part B – Prospectus

2. With respect to the “Fees and Expenses” section in the Fund Summary, please confirm that Lord Abbett may not recoup any waived fees and reimbursement expenses under the agreement. Similarly, please confirm that Lord Abbett Distributor LLC may not recoup any waived fees for Class F shares.

Response: The Expense Limitation Agreement between the Fund, Lord Abbett, and Lord Abbett Distributor does not contain recoupment provisions. Thus, Lord Abbett and Lord Abbett Distributor may not recoup any expenses reimbursed under the Expense Limitation Agreement.

3. The first paragraph under “Principal Investment Strategies” in the Fund Summary states: “Under normal conditions, the Fund will pursue its investment objective by investing at least 80% of its net assets, plus the amount of any borrowings for investment purposes in floating or adjustable rate instruments and derivatives and other instruments that effectively enable the Fund to achieve a floating rate of income.” Please clarify the nature of the other instruments.

Response: The Fund notes that the disclosure in the third paragraph under “Principal Investment Strategies” describes the other instruments that effectively enable the Fund to achieve a floating rate of income. These instruments include fixed-rate loans or debt with respect to which the Fund has entered into derivative instruments to effectively convert the fixed-rate interest payments into floating or adjustable rate interest payments and money market investment companies.

4. Please confirm supplementally that the Fund values derivatives on a mark-to-market basis.

Response: The Fund confirms that when determining its net asset value, the Fund’s derivatives will be valued on a mark-to-market basis.

5. The first paragraph under “Principal Investment Strategies” in the Fund Summary states: “Investment grade debt securities are tied economically to securities that are rated within the four highest grades (at the time of purchase) assigned by an independent rating agency such as Moody’s Investors Service, Inc. (Aaa, Aa, A, Baa), S&P Global Ratings (AAA, AA, A, BBB), or Fitch Ratings (AAA, AA, A, BBB), or are unrated but determined by Lord Abbett to be of comparable quality.” Please supplementally

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explain how the Fund will handle potential downgrading of products within its portfolio and how Lord Abbett will review such securities on a continuous basis.

Response: The Fund may continue to hold a security if its rating is downgraded below one of the four highest grades. The Fund’s portfolio managers will review the overall suitability, including the ratings, of each investment in the Fund’s portfolio on a continuous basis to ensure consistency with the Fund’s principal investment strategies. The Fund also notes that the last two paragraphs of the “Principal Investment Strategies” section in the Fund Summary further discusses how the Fund’s portfolio managers will decide which securities to buy, hold or sell.

6. In the same sentence, there is mention to an “independent rating agency.” “Independent rating agency” is not a regulated status at the Commission. Please refer to them as credit rating agencies or nationally recognized statistical rating organizations (NRSROs).

Response: The requested change has been made. The sentence will be revised to read as follows: “Investment grade debt securities are tied economically to securities that are rated within the four highest grades (at the time of purchase) assigned by a nationally recognized statistical rating organization such as Moody’s Investors Service, Inc. (Aaa, Aa, A, Baa), S&P Global Ratings (AAA, AA, A, BBB), or Fitch Ratings (AAA, AA, A, BBB), or are unrated but determined by Lord Abbett to be of comparable quality.”

7. In the second paragraph under “Principal Investment Strategies” in the Fund Summary, it states “The floating or adjustable rate instruments in which the Fund may invest include, but are not limited to…” This disclosure is followed by a list of instruments in bullet points. Please describe the list of principal investments with specificity and disclose the list of principal investments.

Response: In considering whether to modify the current disclosure, we reviewed the Commission guidance set forth in Commission Release IC-23064 (Feb. 10, 1998) (the “Adopting Release”), which amended Form N-1A. The Adopting Release noted that, prior to the N-1A amendments:

“disclosure of fund investments…generally consists of descriptions of the types of securities in which a fund may invest, [but in] the Commission’s view, disclosing information about all of the securities in which a fund might invest does not help a typical fund investor…[and] adds substantial length and complexity to fund prospectuses…. The Commission has concluded that prospectus disclosure would be more useful…if it emphasized the principal investment strategies of a fund and the principal risks of investing in the fund, rather than the characteristics and risks of each type of instrument in which the fund may invest.”

The Adopting Release also provides that “Funds should limit disclosure in prospectuses generally to information that is necessary for an average or typical investor to make an investment decision. Detailed or highly technical discussions . . . dilute the effect of necessary prospectus disclosure and should be placed in the SAI.” (Emphasis added.) We also note that

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the Commission cited its proposing release with approval, stating: “The Commission proposed to shift the focus of disclosure about how a fund intends to achieve its investment objectives away from the current practice of listing all types of securities in which a fund may invest to a discussion of the fund’s overall portfolio management.” In addition, General Instruction C.1(a) to Form N-1A and Rule 421(b) under the Securities Act provide that mutual fund prospectuses should use “concise, straightforward, and easy to understand language.”

We believe changing market conditions and innovations in the investment industry make it virtually impossible to identify with certainty every potential type of floating or adjustable rate instrument in which the Fund might invest. In our view, providing an example of the types of floating or adjustable rate instrument in which the Fund may invest preceded by the word “including” signals to investors that the Fund also may invest in other instrument types that are the functional equivalent of the named floating or adjustable rate instrument. The use of the term “including” does not, however, give the Fund an unfettered ability to use floating or adjustable rate instruments that are not listed and that do not have substantially similar investment characteristics, risk profiles, and structural features as those listed. Accordingly, we believe the current disclosure provides investors with reasonable predictability about the types of floating or adjustable rate instruments in which the Fund may invest.

For the reasons discussed above, we believe the current disclosure is consistent with the Adopting Release, satisfies the requirements of Form N-1A, and provides needed investment flexibility to the Fund. In light of the foregoing, we elect to retain the current disclosure.

8. In the third paragraph under “Principal Investment Strategies” in the Fund Summary, it states “The other instruments that effectively enable the Fund to achieve a floating rate of income may include, but are not limited to…” This is followed by a bullet point that states, “fixed rate loans or debt with respect to which the Fund has entered into derivative instruments to effectively convert the fixed-rate interest payments into floating or adjustable rate interest payments.” This activity appears to include swaps contracts. Please confirm whether the Fund will invest in swap contracts, and if so, please make appropriate disclosures here and ensure corresponding risk disclosure.

Response: The Fund currently intends to invest in swaps. The Fund will include the following disclosure in the Prospectus:

Swaps: The Fund may enter into interest rate, equity index, credit, currency, and total return swap agreements, swaptions (options on swaps), credit default swaps, and similar transactions. The Fund may enter into these swap transactions for hedging purposes, in an attempt to obtain a particular return when it is considered desirable to do so; to manage portfolio duration; as a substitute for holding the underlying asset on which the derivative instrument is based; to effectively convert the fixed-rate interest payments of a debt security held by the Fund into floating or adjustable rate interest payments; or for cash management purposes. For example, the Fund may enter into interest rate swaps in which it pays a fixed-rate of interest in exchange for payments based on variable interest rates. An OTC swap transaction involves an agreement between two parties to exchange different

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cash flows based on a specified or “notional” amount. The cash flows exchanged in a specific transaction may be, among other things, payments that are the equivalent of interest on a principal amount, payments that would compensate the purchaser for losses on a defaulted security or basket of securities, or payments reflecting the performance of one or more specified currencies, securities or indices. The Fund may enter into OTC swap transactions with counterparties that generally are banks, securities dealers or their respective affiliates. Certain types of swaps, such as interest rate swaps, may be cleared through clearing houses.

9. Please clarify how the fixed rate loans or debt with respect to which the Fund has entered into derivative instruments are counted for purposes of the Fund’s 80% policy.

Response: The Fund confirms that derivatives that effectively enable the Fund to achieve a floating rate of income will be counted for purposes of the Fund’s 80% policy. The Fund also confirms that any such derivatives will be marked-to-market for these purposes.

10. The proceeding bullet-point under the same paragraph states that “money market investment companies” is another type of instrument that can effectively enable the Fund to achieve a floating rate of income. Please confirm that this is a principal strategy and if so, please include corresponding risk disclosures.

Response: The reference to money market investment companies is intended to clarify the instrument types the Fund may utilize to effectively enable it to achieve a floating rate of income. The Fund’s Statement of Additional Information contains applicable risk factors regarding investments in investment companies.

11. Paragraph 4 of “Principal Investment Strategies” in the Fund Summary states: “The Fund seeks to manage interest rate risk through its management of the average effective duration of the securities it holds in its portfolio.” Please clarify this sentence in plain terms and consider stating what the average duration is.

Response: The requested change will be made and the sentence will read as follows: “The Fund seeks to manage interest rate risk through its management of the average duration of the securities in its portfolio.” The Fund notes that the following explanation of duration is included under “More Information about the Fund – Principal Investment Strategies”: “The duration of a security takes into account the pattern of all expected payments of interest and principal on the security over time, including how these payments are affected by changes in interest rates. The longer a portfolio’s duration, the more sensitive it is to interest rate risk. The shorter a portfolio’s duration, the less sensitive it is to interest rate risk.” The Fund does not have any duration restrictions and may invest in securities of any duration.

12. The disclosure under paragraph 7 of “Principal Investment Strategies” in the Fund Summary starting with the sentence, “The Fund will not invest more than 25% of its total assets in any industry,” is more appropriate for the Statement of Additional Information (the “SAI”). Please consider moving this disclosure from the Prospectus and into the SAI.

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Response: The disclosure will be removed in the Fund Summary and retained in the Prospectus.

13. Paragraph 8 of “Principal Investment Strategies” in the Fund Summary states: “The Fund may invest in derivative instruments.” Please revise this statement to be more affirmative.

Response: The requested change will be made and will read as follows: “The Fund invests in derivative instruments.”

14. Globally, avoid the use of “may” and use more definitive language such as “will” as appropriate.

Response: For the reasons set forth in the response to comment 7, the Fund believes the current disclosure is consistent with the Adopting Release, satisfies the requirements of Form N-1A, and provides needed investment flexibility to the Fund. Accordingly, the Fund elects to retain the current language.

15. The last sentence in Paragraph 8 of “Principal Investment Strategies” in the Fund Summary states, in part, “to effectively convert the fixed-rate interest payments of a debt security held by the Fund into floating or adjustable rate interest payments; or for cash management purchases.” Is this the primary use of the Fund’s derivative instruments? If yes, please start with that and consider whether using derivatives to enhance returns is also a principal use.

Response: The sentence will be revised to read as follows: “The Fund may use derivatives to effectively convert the fixed-rate interest payments of a debt security held by the Fund into floating or adjustable rate interest payments; as a substitute for holding the underlying asset on which the derivative instrument is based; for cash management purposes; to manage portfolio duration; to attempt to hedge elements of its investment risk, on both a security- or portfolio-level basis; and to seek to enhance returns.”

16. The first sentence of Paragraph 9 in “Principal Investment Strategies” in the Fund Summary states: “The portfolio management team buys and sells securities using a relative value-oriented investment process, meaning the portfolio management team generally seeks more investment exposure to securities it believes to be undervalued and less investment exposure to securities it believes to be overvalued.” Please change “buys and sells” to “buys, sells and holds.”

Response: The requested change will be made.

17. The last two sentences of the same paragraph states: “The investment team may also consider the risks and return potential presented by environmental, social and governance (“ESG”) factors in investments.” The Fund should describe criteria it uses to

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consider what issuers it considers to have ESG characteristics, consistent with its chosen ESG definitions and/or focus.

Response: The Fund respectfully submits that to the extent that ESG factors are considered, they would represent only part of the overall evaluation of investment opportunities available to the Fund. The Fund does not focus its analysis on any particular ESG area of consideration and does not specifically seek out issuers with “ESG characteristics,” but rather considers ESG factors where relevant or material, among other material factors, in the context of a particular investment opportunity. In particular, portfolio managers for the Fund consider the expected return potential as presented by ESG factors against associated ESG risk for every security. Investments with any level of ESG risk could be acquired, depending on the other attributes of the potential investment opportunity under consideration.

18. In addition to comment 17, the Fund should explain (1) whether ESG criteria is applied to each investment it makes, or only to some of its investments, and (2) whether ESG is the exclusive factor considered, or whether it is one of several factors considered.

Response: Please see the response to comment 17 above.

19. Please consider whether the risk titled “Market Risk” under the section “Principal Risks” in the Fund Summary should be revised to be more appropriate for a credit-focused fund.

Response: The requested change will be made and the risk will be revised to remove the following sentence: “Prices of equity securities tend to rise and fall more dramatically than those of debt securities.”

20. The fifth bullet point under “Derivatives Risk” under the section “Principal Risks” in the Fund Summary states: “Because derivatives generally involve a small initial investment relative to the risk assumed (known as leverage), derivatives can magnify the Fund’s losses and increase its volatility.” Please include disclosures associated with capital margin requirements.

Response: The Fund notes that Part II of the Fund’s Statement of Additional Information contains an extended discussion of margin requirements as they relate to derivative instruments. The Fund believes that this disclosure sufficiently addresses the Fund’s exposure to capital margin requirements.

21. The risk titled “Foreign and Emerging Market Company Risk” under the section “Principal Risks” in the Fund Summary makes references to American Depositary Receipts (“ADRs”). Please confirm that this is an applicable principal risk, as it does not appear that ADRs are subject to the risks described in this section.

Response: An ADR is a negotiable certificate that evidences an ownership interest in American Depositary Shares, which, in turn, represent an interest in the shares of a non-U.S. company that have been deposited with a U.S. bank, thus representing exposure to a foreign

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company. As such, the Fund confirms that it believes ADRs are appropriately referenced in this risk factor.

22. Under “Principal Investment Strategies” in the Fund’s Prospectus, please consider whether additional disclosure regarding swaps should be added.

Response: The requested disclosure on swaps will be added. Please see the response to comment 8 above.

23. Under “Principal Investment Strategies” in the Fund’s Prospectus, there is a paragraph that states: “Lord Abbett is registered with the U.S. Commodity Futures Trading Commission as a commodity pool operator (“CPO”) under the Commodity Exchange Act (“CEA”). However, with respect to the Fund, Lord Abbett has filed a claim of exclusion from the definition of the term CPO and therefore, Lord Abbett is not subject to registration or regulation as a pool operator under the CEA with respect to the Fund. Lord Abbett is registered with the US Commodity Futures Trading Commission.” Please supplementally explain the relevance to the Fund. This disclosure appears to be better suited to the SAI.

Response: The Fund believes that this disclosure is relevant to an investor’s understanding of the management of the Fund’s portfolio and therefore should be included in the Prospectus.

24. Under “Principal Investment Strategies” in the Fund’s Prospectus, there is a risk titled “Inflation/Deflation Risk.” Please consider including with Item 4 disclosure.

Response: The Fund notes that inflation risk is described in the Item 4 disclosure under “Interest Rate Risk” as follows: “Recently, there have been signs of inflationary price movements. As such, fixed income securities markets may experience heightened levels of interest rate volatility and liquidity risk.”

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If you have any questions, please call the undersigned at (201) 827-2263.

Sincerely,

/s/ Victoria Zozulya
Victoria Zozulya
Vice President and Assistant Secretary
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